

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
1441 Broadway , Suite 5116
New York , NY 10018

>   **Re: Ideanomics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2023**
>   **File No 1-35561**

Dear Alfred Poor:

      We issued comments to you on the above captioned filing on July 29, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 5, 2025.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing